HAND & HAND PC

24 Calle de La Luna

San Clemente, CA 92673

(949) 489-2400

Facsimile (949) 489-0034

January 28, 2011

Russell Mancuso

Branch Chief

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

China Highlands Limited

Registration Statement on Form 10-12G

Amended December 23, 2010

File No. 000-54098

Dear Mr. Mancuso:

We hereby file amendment number 3 and respond as follows to your comment letter by copying your comments, followed by a response in italics:

1.

Please tell us why you filed this document using an Edgar Form Type tag indicating that it is a new Form 10 while the text of the document suggests that it is an amendment to a Form 10.

This error has been corrected in this filing.

2.

Please tell us when you intend to submit the letter mentioned in your response to prior comment 2.

This letter was filed on January 25, 2011.

3.

Given that your Form 10 filed in August 2010 has become effective per Section 12(g) of the Exchange Act, please ask your affiliates to tell us when they intend to file the statements required by Section 16 of the Exchange Act.

They plan to file these statements within the first week of February 2011.

Russell Mancuso, Branch Chief

Securities & Exchange Commission

January 28, 2011

Page -1-

Plan of Operation - General, page 2

4.

We note your response to prior comment 4 and reissue the comment.

Please disclose the effect on the operating company of potentially becoming liable for your liabilities, both known and unknown.  For example, if you were to violate a provision of the federal securities laws, the operating company might not know at the time of the acquisition the existence or extent of the related liability.

Please expand your disclosure regarding the need to "indemnify the incoming business opportunity for any known liabilities" to explain any limitations on such indemnification agreements, including any limitations regarding enforceability, the cost of enforcement and the extent of the indemnifying party's assets.

Complied.

Acquisition of Opportunities, page 2

5.

We reissue prior comment 5.  We continue to note your disclosure in the first paragraph of this section that your officer and director may, as part of the terms of the acquisition transaction, resign and our disclosure in "Item 6. Executive Compensation" on page 3 that after an acquisition, your management will resign.  Please reconcile these statements.

Complied.

Risks Related to Our Stockholders and Shares of Common Stock, page 2

It is likely that our common stock will be considered "penny stock". . .page 2

6.

Please expand your response to prior comment 9 to clarify on what authority you rely for your statement that sales to established customers are exempt from the penny stock rules that you cite in your disclosure.  We note that your response only addressed individual accredited investors.

Complied by deleting any exception to the delivery requirements of the rules.

Risks Related to Doing Business in China . . .page 2

7.

Please expand your response to prior comment 10 to tell us about the taxes that individual investors would be required to pay to government entities in China if you were to become a resident enterprise in China.  For example, would investors be required to pay taxes to a government entity in China based on gains generated from the sale of your securities or on dividends if you were to become a resident enterprise in China?  If so, it remains unclear why you believe you need not include a prominent separate risk factor to explain these tax risks.

We know of no provision of PRC law that would result in the shareholders of the Company becoming personally liable for taxes to the authorities in the PRC.

Management's Discussion and Analysis of Financial Condition . . . page 3

8.

We note your revised disclosure in response to prior comment 14 and the deletion of your reference to a potential private placement of your securities.  We also note your reference to "additional sources of capital" in the second paragraph of Note 3 on page 37 and to "other investors" in your "Description of Business" on page F-8 of your Form 10-Q for the fiscal quarter ended September 30, 2010.  Please revise to clarify how you intend to receive "capital investment" or "capital resources."  For example, do you intend to raise capital through the sale of your securities or the involvement of other investors?  Please also revise to clarify the "certain related parties," mentioned in the third sentence of the fourth indented paragraph of this section.

Complied by revision of this disclosure.

Item 3.  Properties, page 3

9.

We reissue prior comment 15.  We note your revised disclosure that you have not accrued rent "[d]ue to the minimal use of office space."  We also note your disclosure in the second paragraph of "Results of Operations" on page F-10 of your Form 10-Q for the fiscal quarter ended September 30, 2010 that you net loss was comprised, in part, of rent fees incurred.  Please revise to clarify whether you pay rent to your officer and director for the office space.

Complied. The reference to rent fees in the 10Q was an error as the entire $250 accrued was for accounting fees. This will be corrected in subsequent 10Qs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 3

10.

We note your revised disclosure in response to prior comment 16 that Jeremy Mork does not exercise control over Millennium Group.  Please revise to clarify whether Jeremy Mork directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power or investment power with respect to your shares held in the name of Millennium Group, Inc.

Complied by revision of the footnote to the shareholder ownership table.

Conflicts of Interest, page 3

11.

Please expand your response to prior comment 18 to:

provide a complete description of the relevant activities of Millennium Group, Inc.;

tell us why you did not list Millennium Group, Inc. as a promoter in your response, given your disclosure in "Item 7. Certain Relationships and Related Transactions" on page 3 that Millennium Group is one of your promoters;

ensure that you have addressed comments 22, 24, and 28 in our letter dated September 23, 2010 as they relate to each promoter; and

tell us about any involvement that Dempsey Mork had or will have with the registrant other than identification of acquisition targets or the structuring of acquisitions.

The disclosure with respect to the activities of Millennium Group has been amplified in Mr. Jeremy Mork's biographical information. We did not mention Millennium Group as a promotor in our response letter because its control person (Jonathan Mork) is a promotor, but the Company does consider Millennium Group to also be one of its promotors.  We have included disclosure under Item 5 with respect to two additional entities with which Millennium Group is or has been an "affiliate" while also clarifying that Millennium Group has no input into such entities' search for an acquisition candidate.

Our response to this comment previously with respect to Mr. Mork was that "He will have no involvement in the identification of acquisition targets nor the structuring of any acquisitions." In addition, we clarify that Dempsey Mork will have no other involvement with the Company or any acquisition.

Complied.

12.

We reissue the second bullet point of prior comment 20 because it appears that your current intention not to offer securities could change.

The Company recognizes the staff's position that if it offers securities prior to the completion of an acquisition opportunity, that it and its seven sister companies will not be identical and the issue will arise as to the process by which an opportunity will be referred to one of the Companies.  Management has determined to not make any offering of securities to any of these eight companies so that this issue does not arise. If Management were to change this policy, it recognizes that it would present the Company with a potential conflict and therefore will not make such a change in its intentions. The Companies must necessarily remain identical until any acquisition is made.

13.

Please expand your response to prior comment 21 to provide a legal analysis using the law of the jurisdiction that governs exhibit 3.1 in support of your response that you are not considered a wholly owned subsidiary of a holding company.

The Company believes that it is impossible to provide such an analysis because the term "holding company" is more of a business term and not a legal term. There exist no statute defining the term.  The BVI is a common law jurisdiction. Any case law  interpreting the issue would be based on the facts and absent understanding the context of all the facts and the legal issue to be decided,  no court could provide an interpretation. The Company likewise cannot obtain such an interpretation without reference to the legal issue involved.

Note 1.  Condensed Financial Statements, page 37

14.

We note your disclosure in the second paragraph that your Form 10 registration statement "has not been declared effective as of November 15, 2010."  We also note that your Form 10 became effective per Section 12(g) 60 days after you initially filed it on August 30, 2010.  Please revise as appropriate.  This comment also applies to your disclosure in Note 1 on page F-5 of the Form 10-Q for the fiscal quarter ended September 30, 2010.

Complied.

Item 15.  Financial Statements and Exhibits, page 38

15.

Please tell us when you intend to file a preliminary proxy or information statement for the amendments mentioned in your responses to prior comments 24 and 28.  Also tell us when the amendment will be effective.

Since the charter documents state that the amendments to the Memorandum and Articles may be carried out without shareholder approval or notification, no proxy or information statement will be required. We expect to make such amendment sometime  in February 2011.

16.

Please revise your exhibit index so that the exhibit numbers properly identify your filed exhibits.  For example, we note that your exhibit index refers to your Articles of Association as exhibit 3.2 but that you filed your Articles of Association as exhibit 3.1.

We do not understand this comment. On EDGAR both documents were filed as Exhibit 3. The Company has no control over how EDGAR may determine to number the exhibits. Nevertheless, we will refile the exhibits once more with the number of the exhibit on the first page.

Exhibit 3.2

17.

We continue to note a blank in section 2.1 and reissue prior comment 27.

Complied.

Form 10-Q for the fiscal quarter ended September 30, 2010

Forward Looking Statement Notice, page F-7

18.

Refer to the parenthetical clause in the first sentence of your disclosure in this section.  Please do not invoke a statutory safe harbor that is not applicable to you.  See for example Section 21E(b)(1)(C) of the Exchange Act.

Complied.

Item 4.   Controls and Procedures, page F-10

19.

We reference the disclosure that in completing your evaluation of disclosure controls and procedures, you identified a material weakness (as defined in Public Company Accounting Oversight Board Standard No. 2) in your internal control over financial reporting.  Please tell us the nature of the material weakness in your internal control over financial reporting.  Please tell us how the identified material weakness in your internal controls over financial reporting was considered in concluding that disclosure controls and procedures are effective.  In future filings, please also discuss the nature of any material weakness, the impact of any material weakness on your evaluation of disclosure controls and procedures and management's plans, if any, to remediate any material weaknesses.

Complied.

Very truly yours,

Jehu Hand

JH:kp